One TSYS Way	Kathy Moates
Post Office Box 1755	Senior Deputy General Counsel
Columbus, GA 31902-1755

+1.706.649.4818 tel
+1.706.644.4999 fax

www.tsys.com

September 17, 2010
Ms. Maryse Mills Apenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Total System Services, Inc. (“TSYS”) Definitive Proxy Statement on Schedule 14A Filed March 18, 2010 File No.: 1-10254
Dear Ms. Apenteng:
     This letter is written in response to your Letter of Comment dated September 15, 2010 with respect to TSYS’ Definitive Proxy Statement on Schedule 14A filed on March 18, 2010 (“Proxy Statement”). For your convenience, the Staff’s comment has been incorporated verbatim below and TSYS’ response immediately follows the comment.
Corporate Governance and Board Matters, page 4
1. Please tell us whether there are any relationships that are required to be disclosed pursuant to Item 407(e)(4) of Regulation S-K. In this regard, we note that Mr. Lampton serves on the compensation committee of Synovus Financial Corp. and Mr. Anthony, an executive officer of Synovus Financial Corp., serves as a director of the company. In addition, to the extent that either Mr. Lampton or Mr. Anthony engaged in transactions within the ambit of paragraph (a) of Item 404 of Regulation S-K, disclosure is required under the caption “Compensation Committee Interlocks and Insider Participation.” Refer to Item 407(e)(4)(iii) and (iv) of Regulation S-K and advise.
     We have reviewed your comment and hereby confirm that there are no relationships that are required to be disclosed pursuant to Item 407(e)(4) as described below.
     We do not believe that disclosure is required by Item 407(e)(4)(iii) as during 2009:
     (A) no executive officer of TSYS served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the compensation committee of TSYS;

     (B) no executive officer of TSYS served as a director of another entity, one of whose executive officers served on the compensation committee of TSYS; and
     (C) no executive officer of TSYS served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of TSYS.
     We do not believe that disclosure is required by Item 407(e)(4)(iv) as no disclosure was required by Item 407(e)(4)(iii).
     We do not believe that disclosure is required by Item 407(e)(4)(i) as no member of the compensation committee (including Mr. Lampton):
(A)	was an officer or employee of TSYS during 2009;

(B)	was formerly an officer of TSYS; or

(C)	had any relationship requiring disclosure by TSYS under any paragraph of Item 404.
     As such, TSYS did not include a caption in the Proxy Statement entitled “Compensation Committee Interlocks and Insider Participation” in reliance on #233.02 of the Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations.
     The Staff’s comment also asked whether Mr. Anthony engaged in transactions within the ambit of paragraph (a) of Item 404. TSYS did engage in transactions during 2009 with Synovus Financial Corp., of which Mr. Anthony serves as an executive officer, that are within the ambit of paragraph (a) of Item 404, which transactions are appropriately disclosed under the caption “Related Party Transactions” on page 41 of TSYS’ Proxy Statement.
     Based on the foregoing, we respectfully submit that the disclosure contained in TSYS’ Proxy Statement complies with the disclosure requirements of Item 407(e)(4).
     TSYS acknowledges that:
•	TSYS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TSYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing information satisfactorily responds to your Letter of Comment. If you have any questions or wish to discuss our response, please contact me at 706-649-4818.

Sincerely,
/s/ Kathy Moates
Kathy Moates
Senior Deputy General Counsel